April 7, 2011

VIA FACSIMILE 202.772.9203 AND EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mellissa Campbell Duru

Re: Fisher Communications, Inc.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Filed April 5, 2011

File No. 0-22439

Dear Ms. Duru:

On behalf of Fisher Communications, Inc. (the “Registrant”), this letter sets forth our response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 7, 2011 (the “Comment Letter”) with respect to Amendment No. 2 to the preliminary proxy statement (the “Preliminary Proxy Statement”) of the Registrant filed with the Commission on April 5, 2011.

Our responses are set forth below and are numbered to correspond to the numbers of the Comment Letter. For ease of reference, we have excerpted the Staff’s comments below in italics.

General

1.	Please ensure that all amendments are properly tagged on EDGAR using the appropriate EDGAR tag of “PRER”.

Response

The Registrant confirms that it will use the “PRER” EDGAR tag for any future amendments to the Preliminary Proxy Statement.

2.	We reissue prior comment 2 and partially reissue prior comment 3. Although you have clarified that Mr. Cassara will be the Class I director under all scenarios if amongst the top four elected, the agreement could still result in the potential assignment of our of your Class III nominees to Class I if Mr. Cassara is not elected. It would appear that shareholders should be permitted to vote separately on (i) the nominee and (ii) the term the nominees serves. Please advise.

U.S. Securities and Exchange Commission

April 7, 2011

Alternatively, you must seek authority to implement the arrangement agreed upon by the parties that potentially could result in a Class III nominee being redesignated to Class I. Please revise your proxy statement and proxy card accordingly or advise.

Response

The Company’s arrangement with FrontFour assures that the Company will continue to comply with the provisions of the Washington Business Corporation Act dealing with staggered terms for directors. These provisions require that each class of the Registrant’s board of directors have a minimum of three directors and that the groups be evenly divided “as near as may be.” RCW 23B.08.060. In addition, Section 2 of Article IV of the Registrant’s Amended and Restated Articles of Incorporation provides that “[i]n no event shall a Class be comprised of fewer than 3 directors.” As of the time of the Annual Meeting, in compliance with these requirements, the Registrant’s Board will be equally divided into three classes of three directors each. The Registrant believes that it would not be appropriate to permit shareholders to vote separately on (i) the nominee and (ii) the term the nominee serves, since the outcome could violate the requirements of Washington Business Corporation Act and the Registrant’s Articles of Incorporation by having fewer than three directors in a class.

Similarly, it would not be appropriate to seek shareholder approval of the arrangement. If the shareholders did not approve of such a proposal, the Registrant would be forced to allocate all four directors elected at the Annual Meeting to Class 3, which would violate both the Washington Business Corporation Act and the Registrant’s Amended and Restated Articles of Incorporation.

In addition, the Registrant believes that it is not necessary to seek authority to implement the arrangement agreed upon by the parties that potentially could result in a Class 3 nominee being redesignated to Class 1. The allocation of a director to a particular class is part of the Board’s nomination process and not a separate item for shareholder approval. Furthermore, it is accepted practice for boards of Washington corporations that have staggered terms to re-assign a currently serving director to another class in situations where a class size imbalance is created due to the death or resignation of another director. Therefore, a director initially elected by shareholders may be reassigned by board action to a class whose term expires at an earlier time without shareholder approval. In such cases, a board may, under Washington law, take action to fill the vacancy in such class without seeking shareholder approval at the time of such re-designation. The Board’s power and authority to do so arises from its specific power and authority under Washington state law to fill vacancies on the Board of Directors (RCW 23B.08.100(1)) and its general authority under Washington state law to exercise all corporate powers of the corporation and to manage the business and affairs of the corporation (RCW 23B.08.010). The arrangement between the parties that is described in the Preliminary Proxy Statement is closely analogous to such re-balancing actions and likewise would not require shareholder authorization.

U.S. Securities and Exchange Commission

April 7, 2011

The Registrant will add the following additional disclosure to the paragraph captioned “Election of Directors” on page 5 of the Preliminary Proxy Statement:

As a result, it is possible that a nominee for election as a Class 3 director to serve a three-year term could become a Class 1 director serving for a one-year term in the event that Mr. Cassara is not elected and such Class 3 nominee is an Elected Nominee receiving the fourth highest number of “FOR” votes.

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Attached hereto is the acknowledgement of the Registrant on behalf of itself and the other participants requested in the Comment Letter.

We trust that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments or require additional information, please do not hesitate to contact me at (206) 359-8577.

Very truly yours,

Perkins Coie LLP

By: /s/ANDREW BOR
Andrew Bor, a Partner

cc: Christopher J. Bellavia, Senior Vice President, General Counsel & Secretary of Fisher Communications, Inc.

ACKNOWLEDGEMENT

As requested by the letter providing comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 7, 2011 with respect to Amendment No. 2 to the preliminary proxy statement (the “Preliminary Proxy Statement”) for Fisher Communications, Inc. (the “Registrant”) filed with the Commission on April 5, 2011, the Registrant hereby acknowledges on behalf of itself and the other participants the following:

•	the participants are responsible for the adequacy and accuracy of the disclosure in the proxy statement for the Registrant’s 2011 Annual Meeting of Shareholders (the “Filing”);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FISHER COMMUNICATIONS, INC.

By: /s/CHRISTOPHER J. BELLAVIA
Christopher J. Bellavia
Senior Vice President, General Counsel & Secretary